SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1Q11 Results Release Schedule

São Paulo, April 25th, 2011 – (BM&FBOVESPA: TAMM4, NYSE: TAM). We will release our results for the first quarter 2011 (1Q11) on May 16, 2011. The information will be available on our website: www.tam.com.br/ir, through the CVM (Comissão de Valores Mobiliários) and SEC (Securities and Exchange Commission) “before the market opens”.

The conference calls in Portuguese and English will be Monday, May 16 at 10:00am and 11:30am (Eastern Time), respectively.

We would like to inform that the quite period for the first quarter 2011 results begins on May 1, 2011 and ends on May 16, 2011.

Conference Calls
Portuguese (clik here to access) May 16 , 2011 11:00 am (Brazil time) 10:00 am (US EDT) Phone: +55 (11) 3127 4971 Password: TAM Replay: (Available for 7 days) Phone: +55 (11) 3127 4999 Code: 80435852

English (click here to access)

May 16, 2011

12:30 pm (Brazil time)
11:30 am (US EDT)

Phone: + 1(888) 771 4371 (US only)

Phone: +1(847) 585 4405 (Other countries)
Password: 29631341

Replay: (Available for 7 days)
Phone:+1 (888) 843 7419 (US only)
Phone: +1 (630) 652 3042 (Other countries)
Code: 29631341#

Investors and analysts local meeting - APIMEC-SP – SAVE THE DATE

We would like to invite our analysts and investors to participate at our quarterly local meeting (APIMEC-SP) for the first quarter of 2011 results presentation.

The meeting will be held in São Paulo on May 18, 2011, at 9:00 am (São Paulo time).

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Marcus Vinicius Rojo Rodrigues (IR)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

 We operate direct flights to 51 cities in Brazil and 19 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses a further 89 airports in Brazil and 87 international destinations, including Asia. In March 2011 our market share was 41.8%, and is also the country´s leading player among Brazilian airlines that operate international routes, with 86.1% market share.With the largest passenger aircraft fleet in the country (153 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 13 million tickets in exchange for points and is part of the Multiplus network, which today has 8 million members. Member of Star Alliance - the world´s largest airline alliance - since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.